UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*
(Rule 13d-101)

Midway Gold Corp.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

598153104
(CUSIP Number)

Martin M. Hale, Jr.
570 Lexington Avenue
49th Floor
New York, New York 10022
(212) 751-8800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 3, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

______________________________

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 598153104	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Martin M. Hale, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,080,435 Common Shares 2,031,249 Common Shares issuable upon exercise of warrants 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,080,435 Common Shares 2,031,249 Common Shares issuable upon exercise of warrants 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
8,080,435 Common Shares
2,031,249 Common Shares issuable upon exercise of warrants
17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (see Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 598153104	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Hale Fund Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,080,435 Common Shares 2,031,249 Common Shares issuable upon exercise of warrants 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,080,435 Common Shares 2,031,249 Common Shares issuable upon exercise of warrants 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
8,080,435 Common Shares
2,031,249 Common Shares issuable upon exercise of warrants
17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (see Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 598153104	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Hale Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,080,435 Common Shares 2,031,294 Common Shares issuable upon exercise of warrants 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,080,435 Common Shares 2,031,294 Common Shares issuable upon exercise of warrants 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
        8,080,435 Common Shares
        2,031,294 Common Shares issuable upon exercise of warrants
        17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (see Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 598153104	SCHEDULE 13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Hale Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,127,310 Common Shares 1,054,687 Common Shares issuable upon exercise of warrants 5,405,405 Common Shares issuable upon conversion of Series A Preferred Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,127,310 Common Shares 1,054,687 Common Shares issuable upon exercise of warrants 5,405,405 Common Shares issuable upon conversion of Series A Preferred Shares
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
6,127,310 Common Shares
1,054,687 Common Shares issuable upon exercise of warrants
5,405,405 Common Shares issuable upon conversion of Series A Preferred Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (see Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 598153104	SCHEDULE 13D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON EREF-MID II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,432,433 Common Shares issuable upon conversion of Series A Preferred Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,432,433 Common Shares issuable upon conversion of Series A Preferred Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,432,433 Common Shares issuable upon conversion of Series A Preferred Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 598153104	SCHEDULE 13D	Page 7 of 12 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the common shares, no par value (the "Common Shares"), of Midway Gold Corp., a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada (the "Issuer"). The Issuer's principal executive offices are located at 8310 South Valley Highway, Suite 280, Englewood, Colorado 80112.

Item 2.	IDENTITY AND BACKGROUND

This statement on Schedule 13D (the “Statement”) is being filed on behalf of the following persons (collectively, the “Reporting Persons”):  (i) Martin M. Hale, Jr., an individual (“MH”), (ii) Hale Fund Management, LLC, a Delaware limited liability company (“HFM”), (iii) Hale Capital Management, LP, a Delaware limited partnership (“HCM”), (iv) Hale Capital Partners, LP, a Delaware limited partnership (“HCP”), and (v) EREF-MID II, LLC, a Delaware limited liability company ("EREF-MID II").  The securities reported herein are held directly by HCP, indirectly by HCP through HCP-MID, LLC, a Delaware limited liability company ("HCP-MID"), directly by EREF-MID, LLC, a Delaware limited liability company ("EREF-MID") and directly by EREF-MID II.  HCP is the sole member of HCP-MID.  MH is the Chief Executive Officer of HCP.  MH is also (i) the sole owner and managing member of Hale Fund Partners, LLC, a Delaware limited liability company (“HFP”), the general partner of HCP and (ii) the sole owner and Chief Executive Officer of HFM.  HFM is (i) the general partner of HCM, the manager of HCP and (ii) the manager of EREF-MID and EREF-MID II.

The address and principal office of each of the Reporting Persons and HFP is 570 Lexington Avenue, 49th Floor, New York, New York 10022.  Each Reporting Person and HFP is organized in Delaware with the exception of MH, who is a citizen of the United States.  The principal business of each of the Reporting Persons and HFP is investment and/or investment management.  The foregoing should not be construed in and of itself as an admission by any Reporting Person or HFP as to beneficial ownership of the Common Shares held by, or underlying the Series A Preferred Shares (the "Preferred Shares") held by or warrants to purchase Common Shares (the "Warrants") held by the Reporting Persons, HCP-MID or EREF-MID.

During the last five years, none of the Reporting Persons or HFP has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares and Warrants reported herein were derived from the working capital of HCP and EREF-MID.  A total of $8,001,036.50 was paid to acquire such Common Shares and Warrants.

CUSIP No. 598153104	SCHEDULE 13D	Page 8 of 12 Pages

Funds for the purchase of the Preferred Shares reported herein were derived from the working capital of each of HCP-MID and EREF-MID II.  A total of $33,000,000 was paid to acquire such Preferred Shares (as described in Item 4 below).

Item 4.	PURPOSE OF TRANSACTION

HCP and EREF-MID acquired the Common Shares and Warrants directly held by each for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer.  An aggregate of 4,062,500 of such Common Shares and the Warrants (which Warrants are currently exercisable to purchase an aggregate of 2,031,249 Common Shares) were acquired directly from the issuer on July 6, 2012 in the offering described in the Current Report on From 8-K filed by the Issuer on July 6, 2012 (the "July Form 8-K").  The Warrants have an exercise price of US$1.85 per share.  The full terms of the Warrants are set forth in the Warrant Indenture, dated as of July 6, 2012, by and between the Issuer and Computershare Trust Company of Canada, as Warrant Agent (the "Warrant Indenture").  The Warrant Indenture is referenced as Exhibit 1 hereto.

On November 21, 2012, the Issuer entered into a securities purchase agreement (the “Purchase Agreements”), the form of which is referenced as Exhibit 2 hereto, with each of HCP-MID, EREF-MID II and INV-MID, LLC, a Delaware limited liability company ("INV-MID"), (collectively, the "Initial Purchasers") pursuant to which the Issuer agreed to issue an aggregate of 37,837,838 Preferred Shares at a price of US$1.85 per Preferred Share in exchange for an aggregate of US$70,000,000.  The closing of the transactions contemplated by the Purchase Agreements (the "Closing") occurred on December 13, 2012.  The amendment to the Articles of Incorporation of the Issuer authorizing the Preferred Shares in the capital of the Issuer and setting forth the terms and conditions of the Preferred Shares (the "Series A Rights") is referenced as Exhibit 3 hereto.

The Series A Rights provides that holders of Preferred Shares (the “Holders”) are entitled to receive dividends compounded monthly and payable quarterly at the election of the Issuer either in cash or, subject to certain equity conditions, in Common Shares. Dividends on the Preferred Shares accrue at a rate of 8%.

Each Preferred Share is convertible, at the option of the Holder and upon certain mandatory conversion events described below, into one Common Share.

CUSIP No. 598153104	SCHEDULE 13D	Page 9 of 12 Pages

The issuer has the option to force the conversion of the Preferred Shares if on or after the first anniversary of the issuance of the Preferred Shares, the market price of the Common Shares exceeds US$3.70 for 20 consecutive trading days and certain equity conditions are satisfied.  The number of Preferred Shares subject to the mandatory conversion will be calculated as of the date of the mandatory conversion based on the product of (i) the aggregate number of Common Shares issuable by the Issuer to all Holders upon such conversion multiplied by (ii) the average of the dollar volume-weighted average price of the Common Shares on the NYSE MKT LLC during the period beginning at 9:30:01 a.m., New York time and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, LLC through its “Volume at Price” function for each of the twenty (20) consecutive trading days immediately prior to the mandatory conversion shall not exceed 30% of the average of the aggregate dollar trading volume of the Common Shares traded on the Toronto Stock Exchange, the TSX Venture Exchange, the New York Stock Exchange, Inc., the NYSE MKT LLC, the NASDAQ Global Select Market, the NASDAQ Capital Market and the OTC Bulletin Board for the five (5) consecutive trading days for each of the twenty (20) consecutive trading days immediately preceding the applicable mandatory conversion date.

Starting five years after issuance of the Preferred Shares, subject to certain conditions, the Preferred Shares are redeemable by either the Issuer or the Holders for cash at US $1.85 per share together with accrued and unpaid dividends.

Each Holder is entitled to vote, on an as converted basis, at all meetings of the Issuer's shareholders, except as otherwise required by law or in the Series A Rights. In addition, the "Preferred Super Majority" (initially HCP-MID until the Initial Purchasers own less than 3,783,784 Preferred Shares in the aggregate, then the Holders of a majority of the then issued and outstanding Preferred Shares) must approve certain actions, including any amendments to the Issuer’s Notice of Articles or Articles that adversely affects the voting powers, preferences or other rights of the Preferred Shares; any liquidation, dissolution or winding-up of the affairs of the Issuer; issuance of any equity security senior to or on parity with the Preferred Shares; issuances of equity below the conversion price of the Preferred Shares (subject to certain exceptions); and the redemption or repurchase of any of the capital stock of the Issuer.

In connection with the Purchase Agreements, the Issuer and the Initial Purchasers entered into a Registration Rights Agreement on November 21, 2012. The Issuer has agreed to use its commercially reasonable efforts to file a registration statement with the SEC and a Canadian prospectus within 90 days of the Closing for the resale of all of the Common Shares issued or issuable on the conversion of the Preferred Shares and as dividends with respect to the Preferred Shares.  The Registration Rights Agreement is referenced as Exhibit 4 hereto.

On November 21, 2012, the Issuer entered into a Side Letter Agreement with the Initial Purchasers that provides that the "Preferred Governance Majority" (initially HCP-MID until the Initial Purchasers own less than 7,567,568 Preferred Shares in the aggregate, then the Holders of a majority of the Preferred Shares until the Holders no longer hold at least 7,567,568 Preferred Shares in the aggregate), so long as it exists, has the right to nominate one (1) director nominee for election to the Issuer's board of directors (the "Board") to stand for election at each annual or special meeting of shareholders of the Issuer or action by written consent of shareholders at which directors will be elected (the "Preferred Director").  Nathaniel Klein, a current director of the Issuer and a Vice President of HCP, shall be nominated as the initial Preferred Director to stand for election to the Board at the next annual shareholders meeting.  At the Closing, Nathaniel Klein resigned as a director and MH was appointed as a director by the Board in his place.  Nathaniel Klein shall maintain observation rights to the Board until his election to the Board at the next annual general meeting of the Issuer.  The Issuer has agreed to seek the approval of its shareholders for the Preferred Director nomination and appointment rights at the next annual or special meeting of the shareholders and at each meeting thereafter until such approval is obtained.  The Issuer has agreed to appoint MH, or his nominee to the Issuer’s nominating committee and compensation committee of the Board.  In addition, the Issuer has agreed to form a budget and work program committee, consisting of three non-executive directors, one of whom will be either MH or upon his election to the Board the Preferred Director, and the Chief Executive Officer (CEO), whose mandate shall be to review and approve the annual business and financing plans and capital and operating budgets (and any modifications of, or deviations from such plans or budgets). Any and all approvals of the committee relating to such plans and budgets must be unanimous; provided that MH or the Preferred Director, as the case may be, and the CEO of the Issuer shall cooperate and work together in good faith to resolve any issues that the committee has identified as an impediment to their unanimous approval.  The form of Side Letter Agreement is referenced as Exhibit 5 hereto.

CUSIP No. 598153104	SCHEDULE 13D	Page 10 of 12 Pages

The summaries of the Warrant Indenture, the Purchase Agreements, the Series A Rights, the Registration Rights Agreement and the Side Letter Agreement are not complete, and are qualified in their entirety by reference to the texts of the agreements, which are referenced as Exhibit 1, Exhibit 2, Exhibit 3, Exhibit 4 and Exhibit 5 to this Schedule 13D (and which are incorporated by reference to Exhibit 4.1 to the July Form 8-K and Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on November 26, 2012 (the “November Form 8-K”), Exhibit 3.1 of the Current Report on Form 8-K filed by the Issuer on December 13, 2012 (the "December Form 8-K"), Exhibits 10.2 and 10.3 of the November Form 8-K, respectively).

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Shares or selling some or all of their Common Shares, and, alone or with others, pursuing discussions with the management, the Board, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)
See rows (11) and (13) of the cover pages to this Statement for the aggregate number of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.  Percentages of the Common Shares outstanding reported in this Statement are calculated based upon the 128,251,298 Common Shares outstanding as of November 5, 2012 as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed by the Issuer on November 9, 2012.

(b)
See rows (7) through (10) of the cover pages to this Statement for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

In addition to the Common Shares reported on the cover pages of this Statement, INV-MID may be deemed to beneficially own 20,000,000 Common Shares issuable upon conversion of Preferred Shares, representing approximately 13.5% of the Common Shares.  HFM is the manager of INV-MID, but as manager does not have voting or investment power of the Preferred Shares of INV-MID or the Common Shares underlying the Preferred Shares of INV-MID.  The Reporting Persons may be deemed members of a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with INV-MID. The Reporting Persons expressly disclaim membership in a group with INV-MID or any other person.

CUSIP No. 598153104	SCHEDULE 13D	Page 11 of 12 Pages

(c)	Except as set forth herein, none of the Reporting Persons have effected any transaction in the Issuer’s stock during the past 60 days.

(d)
No person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Each of the Limited Liability Company Agreement of HCP-MID dated as of November 21, 2012 (the "HCP-MID LLC Agreement"), the Limited Liability Company Agreement of EREF-MID dated as of July 29, 2012 (the "EREF-MID LLC Agreement") and the Limited Liability Company Agreement of EREF-MID II dated as of November 21, 2012 (the "EREF-MID II LLC Agreement" and collectively with the HCP-MID LLC Agreement and the EREF-MID LLC Agreement, the “LLC Agreements”), grants HFM the power to vote the securities held by HCP-MID, EREF-MID and EREF-MID II, as applicable, at its discretion. The foregoing description of the terms of the LLC Agreements is not complete and is qualified in its entirety by reference to the LLC Agreements. A copy of each of the HCP-MID LLC Agreement, the EREF-MID LLC Agreement and the EREF-MID II LLC Agreement is attached as Exhibits 6, 7 and 8 to this Statement, respectively, which are incorporated herein by reference. The Limited Liability Company Agreement of INV-MID dated as of November 21, 2012, which relates to the Preferred Shares held by INV-MID, is attached as Exhibit 9 to this Statement and is also incorporated herein by reference.

Other than as described in this Item 6, in Item 4 and the Joint Filing Agreement attached as Exhibit 10 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Warrant Indenture (incorporated by reference to Exhibit No. 4.1 to the July Form 8-K)

Exhibit 2: Form of Purchase Agreements (incorporated by reference to Exhibit No. 10.1 to the November Form 8-K).

Exhibit 3: Series A Rights (incorporated by reference to Exhibit No. 3.1 to the December Form 8-K).

Exhibit 4: Registration Rights Agreement (incorporated by reference to Exhibit No. 10.2 to the November Form 8-K).

Exhibit 5: Side Letter Agreement (incorporated by reference to Exhibit No. 10.3 to the November Form 8-K).

Exhibit 6: Limited Liability Company of HCP-MID, LLC, dated as of November 21, 2012.

Exhibit 7: Limited Liability Company of EREF-MID, LLC, dated as of July 29, 2012.

Exhibit 8: Limited Liability Company of EREF-MID II, LLC, dated as of November 21, 2012.

Exhibit 9: Limited Liability Company of INV-MID, LLC, dated as of November 21, 2012.

Exhibit 10: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 598153104	SCHEDULE 13D	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 13, 2012

HALE FUND MANAGEMENT, LLC
(i) for itself, (ii) as general partner of HALE CAPITAL MANAGEMENT, LP and (iii) as manager of EREF-MID II, LLC

By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer

HALE CAPITAL PARTNERS, LP,
By: Hale Fund Partners, LLC,
its General Partner

By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Managing Member

/s/ Martin M. Hale, Jr.
Martin M. Hale, Jr.